Exhibit 99.38

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Rio Alto Mining Limited (the “Corporation")
1950 – 400 Burrard Street

Vancouver, British Columbia
V6C 3A6 Canada

2.	Date of Material Change

October 21, 2011

3.	News Release

A press release was disseminated on October 21, 2011 via Marketwire.

4.	Summary of Material Change

The Corporation completed definitive documentation for a US$25 million increase in its existing gold prepayment facility (the “Prepayment Facility”) with Red Kite EXP 1 (“RKE”) and concurrently drew down the full amount available under the Prepayment Facility.

5.	Full Description of Material Change 5.1 Full Description of Material Change

The Corporation completed definitive documentation for a US$25 million increase in its existing Prepayment Facility with RKE and concurrently drew down the full amount available under the Prepayment Facility. The funds will principally be used to increase daily mine production at the La Arena Gold Oxide Mine during 2012 from the initially planned 24,000 tonnes of ore to pad per day to 36,000 tonnes of ore per day.

Settlement of the US$25 million increase in the Prepayment Facility will be by delivery of 24,512 ounces of gold commencing in April 2012 at a notional rate of 791 ounces per month for 31 months. The actual monthly delivery of gold ounces will vary by 5% from the amount stated above for every $100 dollar change in the gold price (up or down) from a base price of $1,150, subject to limits at $1,450 or $950 per ounce.

The Corporation may prepay gold ounces remaining to be delivered under the Prepayment Facility, in whole or in part, at any time without penalty in either ounces of gold or the equivalent in cash at the then prevailing gold price. As security, Rio Alto has granted RKE a charge over substantially all of the Company’s assets.

The Corporation paid cash fees for arranging the financing of US$750,000, for deferral of deliveries of US$312,500 and a US$100,000 fee for the waiver of certain conditions in the Prepayment Facility.

The increase in the Prepayment Facility remains subject to the final acceptance of the TSX Venture Exchange.

Reader Advisory

Certain statements contained herein constitute forward-looking statements, including the use of funds from the Prepayment Facility and the delivery of gold under the Prepayment Facility. Rio Alto believes the expectations reflected in these forward looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements in this press release should not be unduly relied upon. Forward looking statements included in this report are made as of the date of this press release and Rio Alto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities legislation.

5.2 Disclosure for Restructuring Transactions

Not Applicable

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

The name and business number of the executive officer of the Corporation who is knowledgeable about the material change and this report is:

Anthony Hawkshaw, CFO
Tel: (604) 628-1401 or 778-389-5907

9.	Date of Report

October 31, 2011